OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response.. . . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68154

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___01/01/19___ AND ENDING___06/30/20___
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MUNDIAL FINANCIAL GROUP, LLC

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O ACCOUNTING & COMPLIANCE INTERNATIONAL - 40 WALL ST., STE 1704
                                          (No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAY GETTENBERG   (212) 668-8700
                                                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY VIRCHOW KRAUSE, LLP
                          (Name – *if individual, state last, first, middle name*)

ONE PENN PLAZA, SUITE 3000	NEW YORK	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, CHARLES SMULEVITZ _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
MUNDIAL FINANCIAL GROUP, LLC _____, as

of June 30 _____, 20 20 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Charles Smulevitz
Signature

CEO
Title

_9 9_
Notary Public

JAY GETTENBERG
Notary Public, State of New York
No. 01GE6180376
Qualified in New York County
Commission Expires March 8, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mundial Financial Group, LLC

**Report on Audit of Financial Statements
and Supplementary Information**

As of and for the Eighteen Month Period January 1, 2019 to June 30, 2020

Contents

Supplementary Information



Report of Independent Registered Public Accounting Firm

To the Members of
Mundial Financial Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mundial Financial Group, LLC (the Company) as of June 30, 2020, the related statement of operations, changes in members' equity, and cash flows, and the related notes, for the 18 month period then ended (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the 18 month period then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures that assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2017.

New York, New York
July 31, 2020

Baker Tilly Virchow Krause, LLP trading as Baker Tilly is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. © 2018 Baker Tilly Virchow Krause, LLP

Statement of Financial Condition
June 30, 2020

ASSETS

Cash and cash equivalents	$	58,156
Due from clearing firm		11,695
Security deposits		2,500
Prepaid expenses and other assets		2,688
TOTAL ASSETS	$	75,039

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable	$	7,465
TOTAL LIABILITIES		7,465
MEMBERS' EQUITY		67,574
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	75,039

Statement of Operations
For the Eighteen Month Period January 1, 2019 through June 30, 2020

REVENUE:

Commission income	$	64,639
Other income		3,048
Total revenue		67,687

OPERATING EXPENSES:

Professional fees	369,561
Rent	45,000
Office and other	13,363
Data services	27,301
Regulatory fees	6,059
Insurance	18,907
Dues and subscriptions	2,403
Clearance charges	42,429
Total operating expenses	525,023

NET LOSS	$	(457,336)

See Notes to Accompanying Financial Statements.

Statement of Changes in Members' Equity
For the Eighteen Month Period January 1, 2019 through June 30, 2020

MEMBERS' EQUITY, January 1, 2019	$	84,910
Capital contributions		440,000
Net loss		(457,336)
MEMBERS' EQUITY, June 30, 2020	$	67,574

Statement of Cash Flows
For the Eighteen Month Period January 1, 2019 through June 30, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(457,336)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in due from clearing firm		(9,756)
Decrease in prepaid expenses and other assets		21,650
Increase in accounts payable		6,075
Net cash used in operating activities		(439,367)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions received		440,000
Net cash provided by financing activities		440,000
Net increase in cash and cash equivalents		633
CASH AND CASH EQUIVALENTS AT JANUARY 1, 2019		57,523
CASH AND CASH EQUIVALENTS AT JUNE 30, 2020	$	58,156

Notes to Financial Statements
For the Eighteen Month Period January 1, 2019 through June 30, 2020

1. Organization and Nature of Business

Mundial Financial Group, LLC, (the "Company") was incorporated in the State of California on January 11, 2008. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). On June 8, 2017 the Company sold 100% of its membership interest to Gong Capital Markets, LLC, which was approved by FINRA. On June 21, 2017 Gong Capital Markets, LLC, agreed to assign, transfer, and sell a 20% percent membership interest in the Company to Kangxi Imperial Holdings LLC. The change in ownership occurred outside of the Company. In connection with the change in ownership, the primary office was relocated from California to NYC. Revenue generation first commenced in November 2017 under new ownership. The Company's only current source of revenue are the execution of retail transactions through its clearing firm, whereby the Company receives transaction based commissions. Effective May 1, 2020, Kangxi Imperial Holdings, LLC assigned its entire Mundial ownership percentage to Compliance and Finop Advisory LLC.

Since the Company is a limited liability company, the Members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Members have signed a specific guarantee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b) Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

c) Revenue Recognition - ASC 606
The Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 by applying the modified retrospective approach. Substantially all revenue is generated through commissions earned for executing trades for clients. The securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. There is no material difference between settlement date and trade date.

Revenue Stream	Income Statement Classification	Total Revenue
Commissions	Commission Income	$ 64,639
Other	Other Income	3,048
Total Revenue		$ 67,687

d) Income Taxes
The Company is taxed as a partnership and no provision for income taxes is recorded since the liability for such taxes is that of the members rather than the Company. The Company's income tax returns are subject to examination by federal and state taxing authorities and changes, if any, could adjust the individual income tax of the members. The Company is subject to New York City Unincorporated Business Tax at 4% of taxable profits. The Company did not record any New York City Unincorporated Business Tax as a result of the net loss for the period ended June 30, 2020. Any deferred tax asset is offset by a full valuation allowance as of June 30, 2020.

e) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

f) Leases
The Company has an agreement to lease office space month-to-month in New York City. The Company has a security deposit of $2,500 with the landlord which is included in security deposits in the accompanying statement of financial condition. This lease was terminated in June 2020 and the $2,500 security deposit will be utilized to cover the termination period of the rental agreement, with no future payment obligations. In light of COVID the firm does not have any immediate plans to occupy new space. All staff will work remotely for the foreseeable future.

g) Uncertain Tax Positions
The Company has adopted the provisions of Financial Accounting Standards Board (FASB) Topic 740, Accounting for Uncertainty in Income Taxes ("Uncertain Tax Positions"). This accounting guidance prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under Uncertain Tax Positions, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has evaluated its tax position for the period ended June 30, 2020, and does not expect any material adjustments to be made.

Notes to Financial Statements
For the Eighteen Month Period January 1, 2019 through June 30, 2020

3. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At June 30, 2020, the Company had net capital of $61,579, which was $56,579 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 12% at June 30, 2020.

5. Subsequent Events
The Company has evaluated events and transactions that occurred between July 1, 2020 and July 31, 2020, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

6. Going Concern
The Company is subject to risks and uncertainties that could affect amounts reported in the Company's financial statement in future periods. The Company has operated with recurring losses and related negative operating cash flows, and is expected to have operating losses for the foreseeable future. At June 30, 2020, the Company's cash balance was $58,156. Management has determined that additional funding will be necessary and remains committed to contributing capital for the foreseeable future to ensure net capital compliance is maintained. One of the Company's lead investors has formally committed to providing adequate capitalization and liquidity for the Company's business operations for June 30, 2021.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2020

MEMBERS' EQUITY	$	67,574
LESS: NON-ALLOWABLE ASSETS		
Non-allowable assets:		
Prepaid expenses and other assets		(2,688)
Security deposits		(2,500)
Haircuts		(807)
NET CAPITAL	$	61,579
AGGREGATE INDEBTEDNESS ("AI"):		
Accounts payable	$	7,465
COMPUTATION OF MINIMUM NET CAPITAL		
Statutory minimum net capital required	$	5,000
One fifteenth of aggregate indebtedness	$	498
Minimum net capital, the greater of the statutory minimum or one fifteenth of AI	$	5,000
Excess net capital	$	56,579
Excess net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	55,579
Percentage of aggregate indebtedness to net capital		12.12%

There are no material differences between the preceding
computation and the Company's corresponding unaudited amended Part II of
Form X-17A-5 as of June 30, 2020.

Other Information
For the Eighteen Month Period January 1, 2019 through June 30, 2020

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

The Company operates under the exemptive provisions of SEC Rule 15c3-3 paragraph (k)(2)(ii).

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and
did not maintain possession or control of any customer funds or securities as of June 30, 2020.



Report of Independent Registered Public Accounting Firm

To the Members of
Mundial Financial Group, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Mundial Financial Group, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which Mundial Financial Group, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the exemption provisions) and (2) Mundial Financial Group, LLC stated that Mundial Financial Group, LLC met the identified exemption provisions throughout the 18 month period ended June 30, 2020 without exception. Mundial Financial Group, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mundial Financial Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

New York, New York
July 31, 2020

Baker Tilly Virchow Krause, LLP trading as Baker Tilly is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. © 2018 Baker Tilly Virchow Krause, LLP


Mundial Financial Group, LLC
Exemption Report


Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Mundial Financial Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*(2)(ii) for the Eighteen Month period ended June 30, 2020.

    a. All of the customer transactions are cleared through the following broker-dealer(s) on a fully disclosed basis: Interactive Brokers LLC

(2) The Company met the identified exemption provisions in Paragraph (k)(2)(ii) of Rule 15c3-3 throughout the most recent period ended June 30, 2020 without exception.

I, _ Charles Smulevitz _, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Charles Smulevitz
_____

Date: _7/31/2020_____

Title: CEO